Exhibit 7.01

2002 Clipper Park Rd. Suite 105 | Baltimore, MD 21211

dbramble@mcbrealestate.com

410-662-0105

STRICTLY PRIVATE & CONFIDENTIAL

June 3, 2024

Via Email

David K. Holeman, Chief Executive Officer

Whitestone REIT

2600 S. Gessner Rd, Suite 500

Houston, TX 77063

Dear Mr. Holeman:

We have appreciated the time spent together with you, Ms. Mastandrea and the Whitestone REIT (“Whitestone” or the “Company”) management team and believe you have assembled a high quality portfolio in attractive markets. To that end, on behalf of MCB Acquisition Company, LLC (through one or more controlled affiliates “MCB” or “we”), we are pleased to provide you with an all cash offer to acquire all of the outstanding common shares of Whitestone, including all of the outstanding common partnership interests (“OP Units”) in Whitestone REIT Operating Partnership, L.P. (the “OP”), at a price of $14.00 per share, subject to negotiation of satisfactory definitive transaction agreements and the other matters described below. We have spent considerable time evaluating the Company based on public information, which included accumulating a substantial ownership position in the Company’s common shares, and we have continued to gain a better understanding of the Company’s operating and investment strategy through the time and dialogue you have afforded us.

We believe that the non-binding offer set forth in this letter presents the Company’s shareholders with a highly attractive valuation for the business. The speed and certainty with which we are prepared to move forward to consummate the transaction would allow the Company’s shareholders to de-risk their investment and obtain immediate liquidity at a compelling valuation. We are keenly aware of the challenges facing the Company, such as access to growth capital, and believe that these challenges can best be addressed as a private company with a well-capitalized sponsor.

MCB currently owns 4,690,000 of the Company’s common shares, representing approximately 9.4% of the Company’s outstanding common shares (based on the number of outstanding common shares reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 2, 2024).

Why MCB?

MCB has a proven track record of high-performance investments throughout the continental United States and is a trusted leader in commercial real estate investment. Our company, founded in 2007, has grown to manage over $3 billion in assets, including over 14.5 million square feet of operating real estate and an additional 4 million square feet of development real estate. We operate across four primary asset classes: retail, industrial, multifamily and healthcare. MCB leverages our industry relationships and proficiency in acquisitions, development, finance, management, operations, and legal acumen to deliver strong returns for our investors.

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As you are aware, MCB and its principals bring deep expertise in investing in open air shopping centers. Our retail portfolio today consists of almost 6 million square feet and continues to expand. MCB actively provides property and asset management services to our own portfolio with our team of over 100 people. The team has a history of unlocking unique value in retail real estate through active management and leveraging our deep tenant and industry relationships. We believe our team will complement the Whitestone team to drive further value, with patient and long-term focused private investors. As a result of this experience, we believe we are well positioned to help Whitestone navigate its next phase of growth.

Our Proposal

With this as background for our interest, and based on our review of the Company’s public filings, our non-binding proposal includes the following elements:

1. Valuation: Our proposal represents a premium of 17% to the Company’s 60-day VWAP of $12.01 through May 31, 2024. In addition, the proposal represents a premium of 7% to the Company’s 52-week high of $13.08, which includes a period that is partially affected by speculation around proposals that may have been previously made. Our valuation is not only based on our analysis of the Company’s most recent financial results and acquisition activity, but is also rooted in our extensive familiarity with similar retail assets and with the prior knowledge and comfort gained from visiting the Company’s assets.

2. Financing: MCB focuses on creating a capital structure that provides the necessary flexibility to implement our strategic objectives and growth initiatives, and to execute against both organic and inorganic drivers of growth. We expect to fund the acquisition with a combination of equity and debt. Our contemplated equity for this transaction is fully committed from discretionary capital managed by MCB. With respect to the debt portion of the acquisition, we have received a Highly Confident Letter from Wells Fargo with respect to the debt financing needed to complete the transaction, to be converted to a full commitment at execution of the definitive transaction agreements. The Highly Confident Letter is attached to this proposal as Appendix A. Any definitive transaction agreement between us and the Company would not be subject to a financing contingency. Representatives of Wells Fargo are available to address any questions you may have on the proposed debt financing.

3. Internal Approvals & Conditions: We have reviewed in detail this potential transaction with our Investment Committee and have received full support to submit this proposal. Any binding offer for the Company on behalf of MCB would require the final approval of our Investment Committee.

4. Transaction Documents and Closing Conditions: We expect the transaction’s definitive agreements to contain terms customary for a public REIT go-private transaction, including a customary condition to closing related to obtaining the approval of the Company’s shareholders.

5. Remaining Due Diligence: This proposal is subject to the completion of our remaining due diligence which would cover certain customary topics, including, but not limited to the following.

a.	Historical and projected financial information at both the corporate and property-level
b.	Balance sheet and other details covering the existing capital structure of the company
c.	Property-level information for the operating portfolio and detail on land sites held for development
d.	Existing tenant information and leases, including detail on any pending leases or leasing discussions
e.	Customary corporate information including organizational, tax, accounting, employment and other material items
f.	Review of pending litigation and other legal matters
g.	Such other information that we and our counsel may request under separate cover

6. Advisors: MCB has engaged Vinson & Elkins L.L.P. as lead counsel in connection with this transaction, and we would expect to employ their services in conducting legal due diligence and negotiating transaction agreements at the appropriate time. We have also retained Wells Fargo as financial advisor to assist us in analyzing, structuring, and negotiating the financial aspects of the proposed transaction. We are prepared to enter into a mutually acceptable confidentiality agreement with the Company to facilitate the exchange of information.

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As mentioned, we have already spent significant time underwriting the Company and its portfolio. This will enable us to conduct a streamlined and efficient due diligence process in coordination with our advisors. We expect to complete our remaining due diligence and to be in a position to execute definitive documents and publicly announce a transaction in 30 to 45 days assuming the Company is appropriately responsive to our requests.

6. Disclosures: We expect to file a Schedule 13D, as required under applicable securities laws, disclosing our ownership position and this proposal promptly after we deliver this proposal to you.

7. Contacts: Should you have any questions regarding our proposal, we have provided our executive acquisition and investment team’s contact information in the table below.

Name	Title	Phone	Email
P. David Bramble	Managing Partner, Co-founder	(410) 662-005	dbramble@mcbrealestate.com
Mike Trail	Principal & CIO	(410) 662-0107	mtrail@mcbrealestate.com
Brian Mendell	Managing Director	(646) 942-6980	bmendell@mcbrealestate.com

While we would like to move forward as quickly as possible to sign definitive transaction agreements, as we are sure you understand, our proposal does not constitute a binding offer to purchase the Company and we may terminate negotiations at any time for any reason, and thus no legal obligation to purchase the Company will exist until definitive transaction agreements have been executed and delivered.

We are enthusiastic about this opportunity and are eager to continue our due diligence. MCB has established its reputation for successfully managing and maximizing the value of commercial real estate. Given our investment philosophy and experience base, we believe that MCB would be an outstanding partner for the Whitestone management team as it works to increase the long-term value of the Company.

We would welcome the opportunity to present our proposal in more detail to the Company’s board of trustees and its advisors.

We look forward to hearing from you soon.

Sincerely,

/s/ P. David Bramble

P. David Bramble, Managing Partner

cc:

Via email, under separate cover:

Peter Pinkard, Managing Partner

Gina Baker Chambers, President

Drew Gorman, Principal

Mike Trail, Chief Investment Officer

Brian Mendell, Managing Director

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Appendix A: Highly Confident Letter

STRICTLY PRIVATE & CONFIDENTIAL

June 3, 2024

David Bramble

MCB Acquisition Company, LLC

2002 Clipper Park Rd, Suite 105

Baltimore, MD 21211

Dear Mr. Bramble,

You have informed Wells Fargo Securities, LLC (“Wells Fargo”) that MCB Acquisition Company, LLC (“MCB” or the “Company”) intends to submit an indicative bid for the proposed acquisition (the “Acquisition”) of Whitestone REIT (“Whitestone” or the “Target”).

In connection with our evaluation of the proposed Transactions (as defined below), we have reviewed the preliminary information provided to us by the Company. Based on the above referenced information and taking into account current market conditions, we are pleased to inform you that, as of the date hereof, we are highly confident that funded debt financing of up to $800MM, can be arranged by us via the capital markets to consummate the Acquisition and refinance existing debt of the Company (the “Financing” and together with the Acquisition, the “Transactions”).

It should be noted that Wells Fargo’s comments about the feasibility of the Financing does not constitute or give rise to (i) any legal obligation on the part of Wells Fargo, or any of its affiliates, to arrange, underwrite or provide, or commit to arrange, underwrite or provide, the Financing or any other financing for the Transactions or otherwise; or (ii) any representations or warranties in respect of any of the foregoing. Any such obligations or liabilities would arise only under separate written agreements in form and substance satisfactory to Wells Fargo.

This letter is confidential and is delivered to you on the understanding that neither this letter nor any of its terms or substance has been or shall be disclosed, directly or indirectly, by you to any other person without our prior written consent except you may disclose this letter: (i) to your directly involved officers, financial advisors, accountants and lawyers, (ii) subject to their acknowledgment that they may not rely on this letter, to the Target’s Board of Directors, the senior managers of the Target, and the Target’s financial advisors and lawyers and (iii) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly in advance of disclosure thereof); provided that in the case of clause (i) and clause (ii) such disclosure shall be on a confidential and need-to-know basis only.

This letter shall be governed by and construed in accordance with New York law.

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Based upon the information we have been provided, we are prepared to continue our diligence efforts in parallel with your process in connection with the Acquisition.

We appreciate the opportunity to work with you on this important transaction. Should you have any questions or require any clarification, please do not hesitate to contact any of the Wells Fargo team.

Sincerely,

Wells Fargo Securities, LLC

/s/ Brendan M. Poe

Brendan M. Poe

Managing Director

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